UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 001-38235

NaaS Technology Inc.

(Registrant’s Name)

Newlink Center, Area G, Building 7, Huitong Times Square,

No.1 Yaojiayuan South Road, Chaoyang District, Beijing, China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Fourth Amended and Restated Memorandum and Articles of Association

On January 23, 2026, the shareholders of NaaS Technology Inc. (the “Company”) approved a special resolution to amend and restate the Company’s Third Amended and Restated Memorandum and Articles of Association to the Fourth Amended and Restated Memorandum and Articles of Association, which has become effective on January 29, 2026. Under the Company’s Fourth Amended and Restated Memorandum and Articles of Association, the par value of each authorized and issued share in the capital of the Company has been amended from US$0.01 to US$0.000001, such that following the amendment, the authorized and issued share capital of the Company shall be US$52,000 (the “Share Capital Reduction”).

A copy of the Company’s Fourth Amended and Restated Memorandum and Articles of Association is attached hereto as Exhibit 3.1 and is incorporated herein by reference.

Repurchase and Reissuance of Class A Ordinary Shares

On November 4, 2025, the Company and certain investors, including the Company’s related parties (collectively, the “2025 PIPE Investors”), have entered into share subscription agreements (the “2025 PIPE Agreements”), pursuant to which the Company as issued certain Class A ordinary shares to each of the 2025 PIPE Investors in accordance with the terms and conditions of the 2025 PIPE Agreements and no purchase price in respect of any of the purchases under the 2025 PIPE Agreements has been paid. In consideration of the Company’s recent amendment of its Memorandum and Articles of Association, and to reflect the Share Capital Reduction of the Company, on February 27, 2026, the Company has entered into supplementary agreements (the “2025 PIPE Supplementary Agreements”) with the 2025 PIPE Investors to repurchase and reissue the shares issued under the 2025 PIPE Agreements, subject to terms and conditions of the 2025 PIPE Supplementary Agreements.

A copy of the form of 2025 PIPE Supplementary Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

Reprice of 2025 Warrants

Pursuant to a securities purchase agreement dated March 31, 2025, the Company issued to certain investors (the “2025 Warrant Holders”) warrants (the “2025 Warrants”) to purchase the Company’s Class A ordinary shares represented by American Depositary Shares (“ADSs”) at the exercise price of US$0.79 per ADS. On March 6, 2026, the Company and the 2025 Warrant Holders entered into Amendments to the 2025 Warrants (the “2025 Warrant Amendments”), to amend the exercise price to US$2.2 per ADS, subject to terms and conditions of the 2025 Warrant Amendments.

As of the date of this Form 6-K, each ADS represents 3,200 Class A ordinary shares of the Company.

A copy of the form of 2025 Warrant Amendments is attached hereto as Exhibit 4.1 and is incorporated herein by reference.

Issuance of Class A Ordinary Shares and 2026 Warrant

On March 6, 2026, the Company entered into a share subscription agreement (the “2026 Securities Purchase Agreement”) with certain accredited investors for the purchase and sale of (i) a total of 4,800,000,000 Class A ordinary shares of the Company, at a price of US$0.0006875 per Class A ordinary share and (ii) warrants (the “2026 Warrants”) to purchase up to US$3,300,000 of the Company’s Class A ordinary shares at an exercise price of US$0.0006875 per share, each subject to terms and conditions set forth in the 2026 Securities Purchase Agreement. Upon closing of the 2026 Securities Purchase Agreement, the Company expects to receive gross proceeds of US$3,300,000.

Copies of the forms of the 2026 Securities Purchase Agreement and 2026 Warrant are attached hereto as Exhibit 10.2 and Exhibit 4.2, respectively, and are incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Fourth Amended and Restated Memorandum and Articles of Association, effective on January 29, 2026
4.1	Form of Amendment to Warrant to Purchase Ordinary Shares Represented by American Depository Shares
4.2	Form of 2026 Warrant
10.1	Form of Supplementary Agreement to Share Subscription Agreement dated February 27, 2026
10.2	Form of Securities Purchase Agreement dated March 6, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NaaS Technology Inc.

By	:	/s/ Steven Sim
Name	:	Steven Sim
Title	:	Chief Financial Officer

Date: March 6, 2026

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